UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BROOGE ENERGY LIMITED

Full Name of Registrant

Former Name if Applicable

Opus Tower A, 1002, Business Bay

Address of Principal Executive Office (Street and Number)

Dubai, United Arab Emirates

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Brooge Energy Limited (the “Registrant”) has determined that due to technical reasons it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Registrant experienced unforeseen difficulties in processing the required information, which have delayed the finalization and filing of the Annual Report. The Registrant accordingly requires 01 additional day to complete the procedures relating to its year-end reporting process.

The Registrant was, therefore, unable to file the Annual Report by April 30, 2025, the prescribed filing date. The Registrant intends to file the Annual Report by May 01, 2025.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Siavosh Hossein	971	4-886-5880
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

BROOGE ENERGY LIMITED

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: May 01, 2025	By:	/s/ Siavosh Hossein
	Name:	Siavosh Hossein On behalf of Brooge Energy Limited

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